UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001-16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.
1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
As of December 31, 2020 and 2019 and for the year ended December 31, 2020

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Atlanta, Georgia
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Acuity Brands, Inc. 401(k) Plan, the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the “Plans”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plans’ management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plans’ auditor since 2012.
Atlanta, Georgia
June 25, 2021

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
As of December 31, 2020

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$406,960,317	$15,101,310	$21,557,997
Receivables:
Employer contributions	33,685	2,944	4,547
Participant contributions	64,143	13,710	7,341
Notes receivable from participants	3,850,845	613,521	280,113
Total assets	410,908,990	15,731,485	21,849,998
Liabilities:
Accrued expenses	68,715	2,631	3,654
Net assets available for benefits	$410,840,275	$15,728,854	$21,846,344
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
As of December 31, 2019

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$359,898,720	$14,331,217	$19,389,056
Receivables:
Employer contributions	457,547	4,404	4,836
Participant contributions	956,057	17,529	8,163
Notes receivable from participants	4,060,718	632,907	380,567
Total Assets	365,373,042	14,986,057	19,782,622
Liabilities:
Accrued expenses	68,483	2,809	3,708
Net assets available for benefits	$365,304,559	$14,983,248	$19,778,914
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Additions to net assets attributed to:
Net investment gain from Acuity DC Trust	$52,228,818	$1,742,535	$2,546,854
Interest income on notes receivable	232,507	32,585	16,039
Contributions:
Employer	7,253,348	156,605	248,749
Participant	19,178,485	814,459	422,847
Rollover	2,065,532	—	—
Total additions	80,958,690	2,746,184	3,234,489
Deductions from net assets attributed to:
Benefit payments	37,044,127	2,197,043	1,155,453
Expenses	324,013	47,813	11,606
Total deductions	37,368,140	2,244,856	1,167,059
Net increase before conversions and transfers	43,590,550	501,328	2,067,430
Conversions and transfers:
Conversion from other qualified plans	1,925,243	264,201	—
Plan transfers in (out), net	19,923	(19,923)	—
Total conversions and transfers	1,945,166	244,278	—
Net increase	45,535,716	745,606	2,067,430
Net assets available for benefits:
Beginning of year	365,304,559	14,983,248	19,778,914
End of year	$410,840,275	$15,728,854	$21,846,344
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Note 1 — Description of the Plans
General
The financial positions and changes in net assets of the Acuity Brands, Inc. 401(k) Plan (the "ABI Plan"), the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees (the "ABL Plan"), and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the "Holophane Plan") (collectively, the "Plans") are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the "Acuity DC Trust"). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Refer to the respective plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, and union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries ("Acuity Brands," "we," "our," "us," or the "Company"). Employees of certain unions who have elected not to participate in such Plans are not eligible to participate.
Employees have immediate eligibility to participate upon attaining the age requirement of each respective plan. The Plans provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions. Forfeited nonvested accounts totaled $167,104 and $141,300 at December 31, 2020 and 2019, respectively. Employer contributions were reduced by forfeited nonvested accounts of $895,968 and $743,408 for the years ended December 31, 2020 and 2019, respectively. No plan expenses were paid using forfeited nonvested accounts during the year ended December 31, 2020.
In the event of the cessation of operation of a plant or the discontinuance of a component of our business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.
Administration
Administration of the Plans is the responsibility of our Investment Committee, members of which are designated by the President and Chief Executive Officer of the Company. Certain administrative expenses of the Plans were paid by us during the year ended December 31, 2020. The Investment Committee determines the appropriateness of the Plans' investment offerings and monitors investment performance.
On June 20, 2019, we acquired WhiteOptics, LLC, which administered the WhiteOptics, LLC 401(k) Profit Sharing Plan and Trust (the "WhiteOptics Plan"). On September 17, 2019, we acquired The Luminaires Group ("TLG"), which administered the TLG 401(k) plan (the "TLG Plan"). Accordingly, Acuity Brands assumed sponsorship of these plans effective on their respective acquisition dates. During plan year 2020, the WhiteOptics Plan and the TLG Plan were fully merged into the Plans, resulting in total transfer of plan assets to the ABI Plan and ABL Plan of $1,925,243 and $264,201, respectively.
Notes Receivable from Participants
Participant loans are reflected as notes receivable from participants on the Statements of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Participants within the ABI and ABL Plans may have up to two outstanding general-purpose loans during a calendar year, and participants within the Holophane Plan may have outstanding one general-purpose loan and one residential loan issued for the purchase of a primary residence during a calendar year. The loan interest rate is set at one percent above the prime rate, as defined per the plan.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, and residential loans must be repaid within ten years.
Loan repayments may be suspended at our discretion for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the remaining initial loan repayment period.
On April 23, 2020 the Company elected to make the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) loan repayment deferment and CARES Act loan increase limits effective immediately. An eligible participant may have elected to defer current loan payments due between March 27, 2020 to December 31, 2020 for up to one year with accrued interest. An eligible participant could have also chosen to take out a loan up to the lesser of $100,000 or 100% of their vested balance effective for 180 days beginning March 27, 2020.
Plan Termination
Although we intend for the Plans to be permanent, the Plan agreements provide us the right to discontinue contributions or to terminate the Plans at any time subject to the provisions of ERISA. In the event of a plan termination, participants shall be 100% vested in the balance of their accounts and their proportionate share of any future adjustments or forfeitures.
Parties-In-Interest and Related-Party Transactions
As of December 31, 2020 and 2019, the percentage of the Acuity DC Trust's net assets invested in the common stock of Acuity Brands, Inc. was 1.4% and 1.9%, respectively. As described in Note 2 — Summary of Accounting Policies, the Plans paid certain expenses related to plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA.
Vesting
Participants are vested immediately in their contributions and the related earnings. Participants in the ABI Plan and the ABL Plan vest in our contributions to their accounts ratably over a five-year service period. Participants in the Holophane Plan vest in our contributions to their accounts immediately upon the third anniversary of their hire date.
Payments of Benefits
On termination of service due to death, disability, or retirement, participants may elect to receive either a lump sum amount equal to the value of the vested interest in their accounts, or annual installments over a ten-year period. For termination of service for other reasons, participants may receive the value of the vested interest in their accounts as a lump sum distribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and our matching contributions, as well as the applicable portion of net earnings/losses generated by the investment fund(s) selected by the participant. Net earnings/losses for each investment fund consist of both realized and unrealized gross earnings/losses, which are adjusted to incorporate fund management expenses specific to each investment fund. Additionally, participants are charged a quarterly administrative recordkeeping fee. We directly pay certain expenses of maintaining the Plans, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account. Participants are entitled to the benefits that can be provided from their vested accounts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Contributions
The basis for determining Company contributions is outlined in the following table:

Plan Name	Employer Contributions
Acuity Brands, Inc. 401(k) Plan	Matching contribution of 60% up to 6% of participant compensation contributed. New hires are automatically enrolled at 3% contribution to the plan.
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Teamsters Local Union 673 - Midwest Regional Warehouse and IBEW Local 481 - Sunoptics employees have a matching contribution of 60% up to 6% of participant compensation contributed.
IBEW Local 481 - Fishers facility employees have a matching contribution of 100% up to 3% of participant compensation contributed.
Non-union hourly employees have a matching contribution of 60% up to 6% of participant compensation contributed. All other employees at all other locations participating in the plan do not receive an employer contribution.
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	USW Local Nos. 4, 105 and 525 - Participating employees hired prior to August 5, 2002 receive an employer matching contribution of 30% up to 6% of compensation contributed, plus an additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive an employer matching contribution of 60% up to 6% of compensation contributed.
Under all of the Plans, participants are able to contribute up to 100% of their compensation. Participants direct the investment of their contributions into various investment options offered by the Plans. Additionally, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants may make traditional or Roth contributions in the Plans. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.
Note 2 — Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value, except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 3 — Acuity DC Trust and Note 5 — Fair Value Measurements for further discussion.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net appreciation includes the Plans' gains and losses on investments bought and sold as well as held during the year.
The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts ("synthetic GICs") and a diversified portfolio of investments, including units of collective trust funds held in the name of the Acuity DC Trust. The collective trust funds invest in high-quality bonds, including corporate bonds, mortgage-backed securities, asset-backed securities, and government securities. The synthetic GICs have features that provide for variable interest crediting rates that are credited to the contract value of the contracts' underlying holdings. The investments in synthetic GICs are deemed to be fully benefit-responsive and are recorded at contract value.
Contract value represents contributions made under the contract plus earnings less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The crediting interest rate will not be less than 0%.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events that would cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. We do not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as the Company or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. We do not believe it is likely that the contracts will be terminated.
Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payments
Benefit payments are recorded when paid.
Expenses
Investment-related expenses are included within Net appreciation in fair value of investments from Acuity DC Trust on the Statements of Changes in Net Assets Available for Benefits. Additionally, participants are charged a quarterly administrative recordkeeping fee, which is included within Expenses on the Statements of Changes in Net Assets Available for Benefits. Certain investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans. We directly pay certain expenses of maintaining the Plans, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants and certain administrative fees are charged directly to the participant's account and are included in administrative expenses.
Accounting Standards Adopted in 2020
In August 2018, the FASB issued ASU No. 2018-13, (“ASU 2018-13”), which requires an entity to modify its disclosures on fair value measurements. The provisions of ASU 2018-13 are effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty are required to be applied prospectively beginning in the first reporting period in which the guidance is effective. All other amendments should be applied retrospectively to all periods presented upon their effective date. We adopted ASU 2018-13 on a retrospective basis for the year ended December 31, 2020. The provisions required by ASU 2018-13 did not have a material effect on the Plans' Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Accounting Standards Yet to Be Adopted
All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Note 3 — Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of our participating employee benefit plans. Trust assets are allocated among participating plans by assigning to each plan certain transactions (primarily contributions and benefit payments that can be specifically identified and distributed among all plans) in proportion to the fair value of the assets assigned to each plan, as well as income and expenses resulting from the collective investment of the Trust assets. For the year ended December 31, 2020, total interest income, dividend income, and net appreciation in investments were $1,260,633, $11,743,844, and $43,794,861, respectively. The fair values of the net assets of the Acuity DC Trust and each plan's interest in those assets as of December 31, 2020 and 2019 are presented below:

		Plan’s Interest in Master Trust Balances
	2020		Plan	Plan
	Master Trust Balances	No. 033	No. 067	No. 070
Mutual funds	$332,366,439	$305,840,688	$12,773,401	$13,752,350
Self-directed brokerage accounts	38,688,561	38,079,375	—	609,186
Company stock	6,497,068	6,067,983	170,974	258,111
Common/Collective trusts	20,152,387	18,992,759	662,351	497,277
Total investments at fair value	397,704,455	368,980,805	13,606,726	15,116,924
Unallocated cash	1,129,078	1,128,555	523	—
Accrued income and pending trades	2,206	1,746	286	174
Acuity DC Trust at fair value	398,835,739	370,111,106	13,607,535	15,117,098
Invesco Stable Value Fund at contract value	44,783,885	36,849,211	1,493,775	6,440,899
Plan interest in Acuity DC Trust	443,619,624	406,960,317	15,101,310	21,557,997
Accrued expenses and other	(75,000)	(68,715)	(2,631)	(3,654)
Net assets	443,544,624	406,891,602	15,098,679	21,554,343
Employer contributions receivable	41,176	33,685	2,944	4,547
Employee contributions receivable	85,194	64,143	13,710	7,341
Loan Fund	4,744,479	3,850,845	613,521	280,113
Net assets of Acuity DC Trust	$448,415,473	$410,840,275	$15,728,854	$21,846,344

		Plan’s Interest in Master Trust Balances
	2019	Plan	Plan	Plan
	Master Trust Balances	No. 033	No. 067	No. 070
Mutual funds	$288,459,231	$263,906,227	$12,334,119	$12,218,885
Self-directed brokerage accounts	36,474,996	35,947,962	—	527,034
Company stock	7,773,537	7,345,165	173,861	254,511
Common/Collective trusts	19,342,385	18,425,695	413,528	503,162
Total investments at fair value	352,050,149	325,625,049	12,921,508	13,503,592
Unallocated cash	1,198,769	1,196,769	2,000	—
Accrued income and pending trades	3,193	2,679	419	95
Acuity DC Trust at fair value	353,252,111	326,824,497	12,923,927	13,503,687
Invesco Stable Value Fund at contract value	40,366,882	33,074,223	1,407,290	5,885,369
Plan interest in Acuity DC Trust	393,618,993	359,898,720	14,331,217	19,389,056
Accrued expenses and other	(75,000)	(68,483)	(2,809)	(3,708)
Net assets	393,543,993	359,830,237	14,328,408	19,385,348
Employer contributions receivable	466,787	457,547	4,404	4,836
Employee contributions receivable	981,749	956,057	17,529	8,163
Loan Fund	5,074,192	4,060,718	632,907	380,567
Net assets of Acuity DC Trust	$400,066,721	$365,304,559	$14,983,248	$19,778,914

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Note 4 — Stable Value Fund
The following are the contract values of the synthetic GICs in the Invesco Stable Value Fund:

Contract Issuer	2020 Contract Value	Contract Issuer	2019 Contract Value
Synthetic GICs:		Synthetic GICs:
Voya	$6,962,090	Voya	$6,367,422
Mass Mutual	5,719,991	Mass Mutual	4,924,437
Transamerica	8,230,269	Transamerica	7,528,550
Prudential Insurance	7,305,588	Prudential Insurance	6,694,047
Pacific Life Insurance	7,425,985	Pacific Life Insurance	6,773,169
Nationwide Life Insurance	7,293,224	Nationwide Life Insurance	6,662,664
Subtotal	42,937,147	Subtotal	38,950,289
Cash	1,846,738	Cash	1,416,593
Total	$44,783,885	Total	$40,366,882
Note 5 — Fair Value Measurements
In accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 establishes a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
Level 1 (Quoted market prices in active markets for identical assets)
Mutual Funds - valued using the net asset value ("NAV") of shares held at year end as reported by the fund. Mutual funds held by the Acuity DC Trust are open-end mutual funds that are registered with the Securities and Exchange Commission.
Self-Directed Brokerage Accounts - valued at the closing price reported by the fund or in the market where such investments are primarily traded.
Company Stock Fund - valued at the last sales price in the market where such securities are primarily traded. If the last sales price is not available, the security is generally valued at the closing bid price obtained from the primary exchange.
Our unallocated cash and cash equivalents, which are required to be carried at fair value and measured on a recurring basis, were $1,129,078 and $1,198,769 as of December 31, 2020 and 2019, respectively.
Assets Excluded from Fair Value Hierarchy
The common/collective trust held by the Acuity DC Trust is valued using the NAV provided by the trustee, which is based on the fair value of the underlying investments held by the fund less its liabilities. The trust's NAV is used as a practical expedient to estimate fair value since it is not probable that the fund will sell the investment for an amount different than the reported NAV. There are currently no redemption restrictions or unfunded commitments on these investments. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

The following tables present information about the Acuity DC Trust's investments that are carried at fair value as of December 31, 2020 and 2019:

	Fair Value Measurements as of:
	December 31, 2020		December 31, 2019
	Total Fair Value	Level 1	Total Fair Value	Level 1
Mutual funds	$332,366,439	$332,366,439	$288,459,231	$288,459,231
Self-directed brokerage accounts	38,688,561	38,688,561	36,474,996	36,474,996
Company stock fund	6,497,068	6,497,068	7,773,537	7,773,537
Common/collective trust	20,152,387	N/A	19,342,385	N/A
Total investments at fair value	$397,704,455		$352,050,149

No transfers between the levels of the fair value hierarchy occurred during the current plan year. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.
Note 6 — Income Tax Status
The ABI Plan, ABL Plan, and Holophane Plan obtained their latest determination letters on August 12, 2013, July 10, 2013, and May 29, 2014, respectively, in which the IRS stated these plans are qualified under Section 401(a) of the Internal Revenue Code ("IRC"). The Plans have been amended since requesting the latest determination letters, and the plan administrator believes the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Thus, the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7 — Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31 but were not paid until subsequent to December 31:

Plan No.	Plan Name	2020	2019
033	Acuity Brands, Inc. 401(k) Plan	$1,128,555	$1,196,769
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	523	2,000
These benefit payments represent a reconciling item between the financial statements and Form 5500. The Form 5500 has not yet been finalized. As such, the differences may vary from those noted above. However, these differences are not expected to be material.
Note 8 — Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

The COVID-19 pandemic has resulted in intermittent worldwide government restrictions on the movement of people, goods, and services resulting in increased volatility in and disruptions to global markets. As a result, the fair value of investments, including the common stock of Acuity Brands, Inc., and the related net assets available for benefits experienced increased levels of volatility during 2020. There is significant uncertainty around the duration and the long-term impact of the COVID-19 pandemic on economic and market conditions. Due to this uncertainty, we cannot reasonably estimate the impact of COVID-19 on the Plan’s investment portfolio, which includes Company common stock; however, this disruption and any potential recovery may have a significant impact on the Plan’s financial position and results for 2021.

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2020

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Cost	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	$—	$3,850,845
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.25% to 6.5% (various maturity dates)	—	613,521
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	4.25% - 9.25% (various maturity dates)	—	280,113
___________________________________________
*Represents a party-in-interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, LLP

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 25, 2021

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

By:	Acuity Brands, Inc.
Plan Administrator

By:	/s/ Neil M. Ashe
Name:	Neil M. Ashe
Title:	President and Chief Executive Officer